NEWS RELEASE

ROLLING THUNDER ANNOUNCES CLOSING OF $8.6 MILLION PRIVATE
PLACEMENT

Calgary, Alberta, May 29, 2007 - Rolling Thunder Exploration Ltd. ("Rolling Thunder") (TSX-V: ROL.A, ROL.B; OTO: RTHXF) is pleased to announce that it has closed its previously announced bought deal private placement financing of 3,227,273 class A shares (the "Class A Shares") at a price of $1.10 per Class A Share and 3,803,705 Class A Shares issued on a "flow-through" basis pursuant to the Income Tax Act (Canada) (the "Flow-Through Shares") at a price of $1.35 per Flow-Through Share, for total gross proceeds of $8,685,002.05. The offering was led by Acumen Capital Finance Partners Limited and included Clarus Securities Inc. and Dundee Securities Corporation. The Class A Shares and Flow-Through Shares will be subject to a four month hold period, in accordance with applicable securities legislation.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The shares offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Rolling Thunder is a publicly traded Canadian energy company involved in the exploration, development and production of natural gas and crude oil in western Canada. To find out more about Rolling Thunder, visit our website at www.rollingthunderexploration.com, or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.